

February 19, 2014

Ola Lorentzon
Chief Executive Officer
Knightsbridge Shipping Limited
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08
Bermuda

> **Re:** **Knightsbridge Shipping Limited**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed February 10, 2015**
> **File No. 333-200319**

Dear Mr. Lorentzon:

We have reviewed your responses to the comments in our letter dated February 5, 2015 and have the following additional comment.

The Combined Company, page 38

Recent Developments of Knightsbridge, page 41

1. We note your disclosure in this section that you signed a new credit facility agreement on February 5, 2015. Please file this agreement as an exhibit to your registration statement and describe its material terms.

You may contact Kristin Shifflett at (202) 551-3381 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director

cc: Robert E. Lustrin, Esq.
       Seward & Kissel LLP